FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date:  March 25, 2004

TALISMAN ENERGY INC.

Commission File No. 1-6665

[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,

 Calgary, Alberta, Canada, T2P 5C5

[Address of principal executive offices]

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F

X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[√ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                 .

This Report on Form 6-K incorporates by reference the exhibits attached hereto which were filed by Talisman Energy Inc. with the Canadian Securities Commissions (the “Commissions”) on March 25, 2004.

Exhibit

Title

1

2003 Annual Report of the Registrant

2

2003 Corporate Social Responsibility Report of the Registrant

3

Oil and Gas Annual Disclosure (NI 51-101)

4

Notice with respect to the May 4, 2004 Annual and Special Meeting of Shareholders of the Registrant

5

Management Proxy Circular with respect to the May 4, 2004 Annual and Special Meeting of Shareholders of the Registrant

6

Form of Proxy with respect to the May 4, 2004 Annual and Special Meeting of Shareholders of the Registrant

7

NI 54-102 Return Card with respect to the May 4, 2004 Annual and Special Meeting of Shareholders of the Registrant

8

Notice to Shareholders regarding the Registrant's Normal Course Issuer Bid dated March 24, 2003

9

Encouragement Letter to Shareholders with respect to electronic document delivery and electronic voting

10

Consent of Ernst & Young dated March 25, 2004

11

Quebec Securities Act document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.

[Registrant]

Date:  March 25, 2004

By:     CHRISTINE D. LEE

Christine D. Lee

Assistant Corporate Secretary